CanAlaska Uranium Ltd. Toronto Stock Exchange (TSX): CVV

FOR IMMEDIATE RELEASE	NEWS RELEASE

CanAlaska Engages Financial Advisor

Vancouver, Canada, November 29th, 2012 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) has engaged a Canadian finance group on a non-exclusive basis to assist in seeking investors or partnerships for the exploration and development of the Company’s non-strategic Athabasca Region uranium projects and for potential corporate financing.

The Board of Directors of CanAlaska Uranium Ltd. intends to investigate the procurement of a joint venture partner or to otherwise determine whether a disposition can be negotiated in respect of the Corporation’s non-strategic uranium exploration interests primarily located in Northern Saskatchewan. While recognizing that the non-strategic uranium properties have represented a key element to the business strategy of CanAlaska in the past, the strong opportunities presented to us by our primary joint venture projects has encouraged us to consider the possible disposition of these non strategic uranium assets. The Corporation intends to continue to pursue its business plan to focus on the accelerated exploration of its primary projects of Cree East and West McArthur.

CanAlaska has already engaged KPMG Transaction Advisory Services Ltd. (KPMG TAS, Hong Kong) to exclusively assist in seeking China and India based investors to fund the exploration and development of the Company’s most active Athabasca Region uranium projects of Cree East and West McArthur.

President and CEO Peter Dasler commented “Management will evaluate strategic alternatives which may include, but are not limited to the sale of a material portion or all of the uranium exploration assets of the Corporation, or a farm-out or joint venture focused strictly on those assets. The non strategic assets include a land position of 660,000 hectares, with total expenditures of $34 million.”

About CanAlaska Uranium

CANALASKA URANIUM LTD. (CVV -- TSX, CVVUF -- OTCBB, DH7F -- Frankfurt) is undertaking uranium exploration on multiple uranium projects in Canada's Athabasca Basin -- the "Saudi Arabia of Uranium".  The Company has major international partners and is concentrating its activities on four advanced projects.

For more information, visit www.canalaska.com

On behalf of the Board of Directors
Contact: Peter Dasler, President and CEO. Tel: +1.604.688.3211 x318 Email: info@canalaska.com
Peter Dasler, M.Sc., P.Geo., President & CEO,
CanAlaska Uranium Ltd

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	Page 1	Nov 29th, 2012